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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12b-25

                                                 COMMISSION FILE NUMBER  0-12641
                                                       CUSIP NUMBER 714901 10 5

                             NOTIFICATION OF LATE FILING

(Check One):

/  / Form 10-KSB / / Form 20-F / / Form 11-K / X / Form 10-QSB / / Form N-SAR

For Period Ended:  December 31, 1996
                --------------------------------------------
/  /     Transition Report on Form 10-K
/  /     Transition Report on Form 10-Q
/  /     Transition Report on Form 20-F
/  /     Transition Report on Form N-SAR
/  /     Transition Report on Form 11-K

For the Transition Period Ended:
                               -----------------------------


              Read Attached Instruction Sheet Before Preparing
                        Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ------------------------------


                           PART I - REGISTRANT INFORMATION


PERSONAL COMPUTER PRODUCTS, INC.
--------------------------------
Full Name of Registrant


Former Name if Applicable

11031 Via Frontera
------------------
Address of Principal Executive Office (Street and Number)

San Diego, CA   92127
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City, State and Zip Code



                   PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                   PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         As of the filing date, the Company's Chairman and Vice-chairman, President and Chief Executive Officer are travelling and require additional time to fully review the Form 10-QSB for the quarter ended December 31, 1996. It is anticipated that the Form 10-QSB can be completed, appropriately reviewed and filed within the allowed relief time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Ralph R. Barry                619  485-8411
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              (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                   /X/  Yes       / /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   /X/  Yes       / /  No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           PERSONAL COMPUTER PRODUCTS, INC.
                     --------------------------------------------
                     (Name of Registrant as specified in charter)


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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 14, 1997           By  Ralph R. Barry
    ------------------               --------------------
                                       Name  Ralph R. Barry
                                            ---------------
                                       Title  Vice President and Chief
                                              Financial Officer
                                            --------------------------


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                           Part IV - Other Information (3)

Gross revenues are expected to be higher for the quarter and six months periods ended December 31, 1996 than for the quarter and six month periods ended December 31, 1995 primarily as the result of increased engineering fee revenue under non-recurring engineering contracts. It is anticipated that the Company will report net income for the quarter and six months periods ended December 31, 1996 compared to a net loss of $849,000 for the quarter ended December 31, 1995 and a net loss of $1,740,000 for the six month period ended December 31, 1995.